Exhibit 99.115
CONSENT OF QUALIFIED PERSON
The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated in the Registration Statement on Form 40-F of Aya Gold & Silver Inc. in connection with the scientific and technical disclosure of the Registrant, and (2) all other references to the undersigned included or incorporated by reference in the Registration Statement on Form 40-F of Aya Gold & Silver Inc.

Dated: 13 April 2026

/s/ Olivier Bertoli

[Olivier Francois Bertoli], [Olivier Bertoli, MSc MEng FAusIMM GAA]